One Financial Center
Boston, MA 02111
617-542-6000
Asya S. Alexandrovich | 617 210 6820 | aalexandrovich@mintz.com	617-542-2241 fax
www.mintz.com

October 3, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rose Zukin, Esq.

Re:	Panacos Pharmaceuticals, Inc.

Annual Report on Form 10-K for the year ended December 31, 2007

Filed on March 7, 2008

File No. 000-24241

Ladies and Gentlemen:

On behalf of Panacos Pharmaceuticals, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments contained in the letter dated September 19, 2008 from Jeffrey Riedler of the Staff (the “Staff”) of the Commission to Alan W. Dunton, the Company’s Chief Executive Officer. The comments and responses set forth below are keyed to the numbering of the comments used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

On behalf of the Company, we advise you as follows:

Form 10-K for Fiscal Year Ended 12/31/07

Item 1. Business

Intellectual Property, page 12

1. Comment: We note your patent estate in antiviral therapeutics includes eleven issued U.S. patents. Please identify your product candidates that are dependent on these patents and disclose when the patents expire. Similarly, disclose when the patents related to betulin derivatives expire, and identify any product candidates dependent on your patent claiming certain methods of identifying inhibitors of viral fusion to human cells.

Response: In response to this comment, the Company has revised its Intellectual Property disclosure to read as follows and undertakes to include such disclosure in its future filings, as applicable.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

October 3, 2008

Intellectual Property

We actively seek to protect the proprietary technology that we consider important to our business, including compounds, formulations and their methods of use. In addition to seeking patent protection in the U.S., we and our collaborators generally file patent applications in European countries and additional foreign countries, including Australia, Canada and Japan, on a selective basis. We also rely upon trade secrets and contracts and confidentiality agreements to protect our proprietary information. We have acquired, and continue to acquire, assignments, options and licenses to patents and applications from our collaborators.

Currently, our patent estate in antiviral therapeutics includes 11 issued U.S. patents and 16 pending U.S. patent applications, most of which have foreign counterparts. Bevirimat and its salts are protected in the U.S. by one issued patent and two pending patent applications. Additionally, we have seven pending U.S. applications relating to crystal forms of bevirimat, pharmaceutical compositions and combinations containing bevirimat, processes for synthesizing bevirimat, methods of treatment using bevirimat and compositions and methods useful for identifying HIV-infected patients that would be susceptible to bevirimat.

Pursuant to an exclusive license from the University of North Carolina at Chapel Hill, or UNC, we have exclusive rights to the U.S. patent claiming the chemical entity bevirimat; this patent expires in 2015, subject to patent term extensions and regulatory marketing exclusivities. We have an exclusive worldwide license under this patent, on terms typical of an early stage academic collaboration, from UNC for all indications. Either of us may terminate the license upon customary terms included in the license agreement, including upon an uncured material default by the other party, as defined in the license agreement. In addition to the patent on bevirimat per se, we are the sole owner of the U.S. patent application claiming our lead clinical product candidate, bevirimat dimeglumine; this patent expires in 2025, subject to patent term extensions and regulatory marketing exclusivities. Other applications, including those for crystalline forms, synthetic processes, methods of treatment and susceptibility testing methods, coupled with regulatory patent extensions, could extend bevirimat exclusivity beyond 2029.

Our second-generation maturation inhibitor program includes three issued U.S. patents with expiration dates ranging from 2019 to 2025 and three pending applications. PA-040 is protected by one of the pending applications. The three issued U.S. patents claim triterpene derivatives (which are considered to be second generation to bevirimat) as compositions of matter. At this time, we do not anticipate moving these compounds forward into development.

In our third-generation maturation inhibitor program, we have three U.S. applications claiming compositions and methods useful for identifying maturation inhibitors, which are co-owned with the U.S. Public Health Service, or PHS. In 2006, we entered into a license agreement with PHS which grants us exclusive rights to these applications.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

October 3, 2008

Additionally, we have two U.S. patent applications claiming compositions and methods useful for testing patient susceptibility to maturation inhibitor treatment. We also have one U.S. patent application claiming combinations of antiretrovirals that include a maturation inhibitor.

In the fusion inhibitor area, we have one issued U.S. patent, expiring in 2021, claiming certain methods of identifying inhibitors of viral fusion to human cells. None of our product candidates is dependent on this patent. We also have three U.S. applications claiming multiple series of HIV fusion inhibitor compounds, including the compound that we have identified as PA-161.

We also maintain six additional issued U.S. patents claiming other antiviral compounds, methods and pharmaceutical compositions relating to chemical scaffolds that are not presently the subject of research and development activity.

Manufacturing, page 14

2. Comment: You disclose on page 14 that you have arranged for the manufacture of all bevirimate bulk drug substance used to date in clinical and animal toxicology studies through a single contract manufacturing and development company, Boehringer Ingelheim Chemicals, Inc. Please disclose whether you have entered into a written agreement with this party. If you have entered into a written agreement, please provide us with an analysis supporting your determination that the agreement is not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company does have written arrangements with Boehringer Ingelheim Chemicals, Inc. (“Boehringer”) with respect to Boehringer’s manufacture of bevirimat bulk drug substance used in clinical trials and animal toxicology studies by the Company, but the Company does not believe such arrangements to be material to its business. Beginning in 2002, the Company has executed annual services agreements with Boehringer, in amounts that the Company does not consider to be material, relating to the supply by Boehringer of bevirimat for the Company’s use in clinical trials. The Company undertakes to disclose the absence of a single commercial agreement with Boehringer in its future filings, as applicable.

The Company does not consider its annual services agreements with Boehringer to be material for the following reasons. The agreements are short-term and made in the ordinary course of business, the Company’s business is not substantially dependent on the agreements, and the amounts involved are not material to the Company. Moreover, the agreements do not cover the manufacturing of bevirimat bulk drug substance for purposes of commercialization, and the Company could replace Boehringer with another manufacturer for bevirimat, without substantial disruption to its business, if the need for such replacement arises. Therefore, the Company does not believe that filing of the agreements is required in accordance with Item 601(b)(10) of Regulation S-K.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

October 3, 2008

Company Background, page 17

3. Comment: We note your disclosure that you have entered into a Research and Option Agreement with Enfer Technology, Ltd. during the second quarter of 2007. It does not appear that the agreement was filed as an exhibit. Please provide an analysis as to why this agreement need not be filed as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

Response: The Company supplementally advises the Staff that the Research and Option Agreement (the “Option Agreement”) with Enfer Technology, Ltd. (“Enfer”) relates to the Company’s INACTINETM Pathogen Reduction System for red blood cells, the development of which was discontinued in 2005. The INACTINE program has been immaterial to the Company’s business since that time. During the second quarter of 2007, the Company entered into the Option Agreement with Enfer, pursuant to which Enfer received an exclusive option to enter into a definitive license agreement with the Company for INACTINE following its assessment of the INACTINE program in exchange for a one-time payment to the Company of $75,000. The Company has no ongoing performance obligations under the Option Agreement other than maintenance of intellectual property related to INACTINE, which activity requires a minimal amount of effort on the Company’s part. The Company’s business is not substantially dependent on the Option Agreement, and the amount involved is not material to the Company. Therefore, the Company does not consider the Option Agreement to be material and does not believe that filing of the Option Agreement is required in accordance with Item 601(b)(10) of Regulation S-K.

4. Comment: We note that you recognized a $75,000 license fee from Enfer. Please expand your disclosure to describe all material terms of this agreement, including any other potential payments.

Response: As noted above, under the Option Agreement, Enfer received an exclusive option to enter into a definitive license agreement with the Company for INACTINE following its assessment of the INACTINE program in exchange for a one-time payment to the Company of $75,000. There are no other potential payments to the Company under the Option Agreement. If and when Enfer exercises its option with respect to the INACTINE program and enters into a definitive license agreement with the Company, as to which no assurance can be given, additional payments to the Company may be due under the license agreement. The Company has no ongoing performance obligations under the Option Agreement other than maintenance of intellectual property related to INACTINE. Thus, the Company does not consider any other terms of the Option Agreement to be material and to require disclosure.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

October 3, 2008

Item 15. Exhibits, Financial Statement Schedules

5. Comment: We note your disclosure on page 77 indicated that you have entered into one financing agreement in October 2007 and one financing agreement in October 2006, under both of which you have outstanding balances due. Please provide an analysis as to why these agreements need not be filed as exhibits in accordance with item 601(b)(10) of Regulation S-K.

Response: The Company supplementally advises the Staff that the agreements referenced on page 77 are substantively payment plans, which spread the payment by the Company of its insurance premiums in the aggregate amounts of approximately $600,000 over a nine-month period and a twelve-month period in 2007 and 2006, respectively. These agreements were entered into in the ordinary course of the Company’s business, the Company’s business is not substantially dependent on these agreements, and the amounts involved are not material to the Company. Therefore, the Company does not consider these agreements to be material and does not believe that filing of these agreements is required in accordance with Item 601(b)(10) of Regulation S-K.

Schedule 14A

Compensation Discussion and Analysis, page 37

6. Comment: Please identify the specific company and individual goals used to determine individual bonuses.

Response: The Company has revised its “Compensation Discussion and Analysis” disclosure to include additional information regarding goals used to determine individual bonuses, as provided below, and undertakes to include such disclosure in its future filings, as applicable.

Annual Incentive Bonus

Our Compensation Committee reviews the Company’s annual performance plan for the ensuing fiscal year in the first quarter of each year and sets specific Company goals and incentive target bonus levels for each individual on the basis of that individual’s responsibility and experience. Executive officers of the Company then have an opportunity to earn a cash payout at a percentage of their individual target bonuses in each fiscal year based on the achievement of objectives by the Company and by the individual. These bonuses are adjusted lower to the extent that the Company achieves only a subset of its goals. Our Compensation Committee has complete discretionary authority to award full or partial bonuses or additional bonuses for special achievements.

The Company’s Board of Directors agreed on the following Company goals for 2007:

•	Complete bevirimat dose escalation, define the dose response and select appropriate dose(s) to be used in extended dosing studies;

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

October 3, 2008

•	Identify bevirimat dosage form and complete necessary bioavailability work to proceed into extended dosing studies (Phase 2b/3);

•	Select the commercial bevirimat dosage form(s) for development;

•

Complete single-dose human studies of at least two second-generation maturation inhibitors and/or identify a second-generation maturation inhibitor with product profile suitable to take into repeat dosing human studies;

•	Identify lead compound in the fusion inhibitor program and begin GLP toxicology testing;

•	Establish plan and infrastructure necessary to initiate pivotal clinical trials in 2008; and

•	Raise significant capital via a financing or partnership.

2007 cash bonuses were awarded to our executive officers at the following levels relative to their target bonus levels:

Executive Officer	Target 2007 Bonus	Actual 2007 Bonus
Alan W. Dunton, M.D.	$200,000	$100,000

Graham P. Allaway, Ph.D.	$101,063	$60,638

Scott McCallister, M.D.	$77,045	$60,079	(1)

Frederick Schmid, DVM, MBA	$93,293	$60,641

Robert B. Pelletier, CPA, MBA	$56,021	$36,414

(1)	Based on a review by Towers Perrin, the Company’s compensation consultants, Dr. McCallister’s 2007 bonus was increased to reflect market levels for other Chief Medical Officer positions in comparable companies in the biotechnology industry.

Upon review in December 2007, the full Board and Compensation Committee determined that completion of the 2007 Company goals set forth above at year end 2007 was at 50% of target. This rating was primarily due to the unexpected finding of polymorphisms on the HIV-1 Gag protein, which necessitated additional clinical work to appropriately determine the dose response and dose selection for extended dosing studies. In addition, an appropriate dose form for extended dosing/commercialization was not selected. Although a lead compound, PA 161, was selected in the fusion inhibitor program, GLP toxicology testing was not started. Plans were established to initiate pivotal clinical trials in 2008, but were delayed due to the finding of polymorphisms necessitating additional clinical work. Capital was raised through a $20 million term loan agreement between the Company and Hercules Technology Growth Capital, Inc., but no partnerships were established.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

October 3, 2008

Dr. Dunton’s bonus was based exclusively on Company goals. His target bonus of $200,000, 50% of base salary, was adjusted by the 50% achievement rating determined by the Board. Therefore, Dr. Dunton’s bonus was set at $100,000.

Dr. Allaway’s bonus was determined by a weighting of 80% Company goals and 20% personal goals. His personal goals included coordinating Panacos’ research efforts in identifying a second-generation maturation inhibitor as well as fusion inhibitors, and ensuring scientific publications and presentations from Panacos’ research team. Based on these factors, including the 50% achievement of Company goals and his personal achievements, Dr. Allaway’s bonus for 2007 was set at $60,638.

Dr. McCallister’s bonus was determined by a weighting of 80% Company goals and 20% personal goals. His personal goals included finalizing a strategy for Phase 3 clinical trials of bevirimat, designing strategy and protocols for drug-drug interaction studies, determining the optimal system for ongoing management of clinical trials and safety data and for providing support for market research activities. Given these factors, as well as an increase to reflect market level of bonuses for Chief Medical Officers at comparable companies in the biotechnology industry, Dr. McCallister’s bonus was set at $60,079.

Dr. Schmid’s bonus was determined by a weighting of 80% Company goals and 20% personal goals. His personal goals included managing all in-licensing activities, determining the content of and obtaining an acceptable out-licensing term sheet, revising the Company’s intellectual property strategy and publication strategy, providing commercial input into development issues, and organizing HIV community presence and communication for Panacos. Based on these factors and goals, Dr. Schmid’s bonus for 2007 was set at $60,641.

Mr. Pelletier’s bonus was determined by a weighting of 80% Company goals and 20% personal goals. His personal goals included fulfilling all responsibilities of Principal Accounting Officer, subleasing part of our Watertown facility, as well as streamlining our financial processes. Based on these factors and goals, Mr. Pelletier’s bonus for 2007 was set at $36,414.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

October 3, 2008

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 210-6820. Thank you for your time and attention.

Very truly yours,

/s/ Asya S. Alexandrovich
Asya S. Alexandrovich

cc:	Securities and Exchange Commission
Rose Zukin, Esq.
Jeffrey Riedler, Esq.
Panacos Pharmaceuticals, Inc.
Alan W. Dunton, M.D., President and Chief Executive Officer
Jane Pritchett Henderson, Chief Financial and Business Officer
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William T. Whelan, Esq.
Megan N. Gates, Esq.